SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-31338; File No. 812-13980]

TPG Specialty Lending, Inc., *et al*.; Notice of Application

November 18, 2014

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application for an order pursuant to sections 57(a)(4) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act permitting certain joint transactions otherwise prohibited by section 57(a)(4) of the Act.

Summary of Application: Applicants request an order to permit a business development company ("BDC") to co-invest in portfolio companies with affiliated investment funds.

Applicants: TPG Specialty Lending, Inc. (the "Company"); TSL Advisers, LLC ("TSL Advisers"); TPG Opportunities Partners II (A), L.P., TPG Opportunities Partners II (B), L.P., TPG Opportunities Partners II (C), L.P., TPG Opportunities Partners III (A), L.P., TPG Opportunities Partners III (B), L.P., TPG Opportunities Partners III (C), L.P., Super TAO MA, L.P., TSSP Adjacent Opportunities Partners, L.P., TSSP Adjacent Opportunities Partners (A), L.P., TPG Partners VI, L.P., TPG FOF VI-A, L.P., and TPG FOF VI-B, L.P. (together, the "Existing Affiliated Funds"); and, TPG Opportunities Advisers, LLC, TPG Opportunities II Management, LLC, TPG Opportunities III Management, LLC, TSSP Adjacent Opportunities Management, LLC, TPG Capital Advisors, LLC, and TPG VI Management, LLC (collectively, "Existing Advisers to Affiliated Funds").

Filing Dates: The application was filed on November 23, 2011, and amended on April 23, 2013, September 17, 2013, January 23, 2014, May 6, 2014, and September 11, 2014.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on December 15, 2014, and

should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers,

a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature

of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason

for the request, and the issues contested. Persons who wish to be notified of a hearing may request

notification by writing to the Commission's Secretary.

Addresses: The Commission: Secretary, U.S. Securities and Exchange Commission, 100 F St., NE,

Washington, DC 20549-1090. Applicants: TPG Capital Advisors, LLC, 301 Commerce Street,

Suite 3300, Fort Worth, TX 76102.

For Further Information Contact: Jaea F. Hahn, Senior Counsel, at (202) 551-6870 or David P.

Bartels, Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief Counsel's

Office).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or for

an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling

(202) 551-8090.

Applicants' Representations:

1.   The Company is a Delaware corporation organized as a closed-end management

investment company that has elected to be regulated as a BDC under section 54(a) of the Act.[1] The

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[1]   Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the
purpose of making investments in securities described in sections 55(a)(1) through 55(a)(3) of the

Company's Objectives and Strategies[2] are to generate current income and capital appreciation through direct investments in senior secured loans, mezzanine loans and, to a lesser extent, equity securities, of U.S. domiciled Middle Market Issuers.[3] The Company is managed under the direction of a board of directors ("Board") consisting of five members, three of whom are not "interested persons" as defined in section 2(a)(19) of the Act ("Independent Directors").[4] TSL Advisers, a Delaware limited liability company registered as an investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act"), serves as investment adviser to the Company.

2.   Each of the Existing Affiliated Funds is a private investment fund relying on the exception from the definition of "investment company" under the Act provided in section 3(c)(1) or 3(c)(7). The Existing Advisers to Affiliated Funds serve as the investment advisers to the Existing Affiliated Funds. Each of the Existing Advisers to Affiliated Funds is organized as a Delaware limited liability company and registered as an investment adviser under the Advisers Act.

3.   Applicants state that TSL Advisers and the Existing Advisers to Affiliated Funds are under common control because they are each under the indirect control of David Bonderman and James Coulter (the "TPG Founders").[5]

[ ]   Act and makes available significant managerial assistance with respect to the issuers of such securities.

[2]   The Company's "Objectives and Strategies" means its investment objectives and strategies, as described in its registration statement on Form N-2, other filings the Company has made with the Commission under the Securities Act of 1933 (the "Securities Act"), or under the Securities Exchange Act of 1934, as amended, and the Company's reports to shareholders.

[3]   Applicants define "Middle Market Issuers" as companies that have annual earnings before interest, income taxes, depreciation and amortization of $10 million to $250 million.

[4]   No Independent Director will have any direct or indirect financial interest in any Co-Investment Transaction or any interest in any portfolio company, other than an interest (if any) in the securities of the Company.

[5]   Applicants represent that the TPG Founders are the sole shareholders of the ultimate general partner of entities that indirectly hold all of the voting power of each Adviser.

4. Applicants seek an order ("Order") to permit the Company, on the one hand, and any Affiliated Fund,[6] on the other hand, to participate in the same Origination Opportunities and Follow-On Investments where such participation would otherwise be prohibited under section 57(a)(4) and the rules under the Act ("Co-Investment Program"). "Co-Investment Transaction" means any transaction in an Origination Opportunity or any Follow-On Investment in which the Company (or any Wholly-Owned Investment Subsidiary of the Company, defined below) participated together with one or more Affiliated Funds in reliance on the Order. "Potential Co-Investment Transaction" means any investment opportunity in an Origination Opportunity or Follow-On Investment in which the Company (or any Wholly-Owned Investment Subsidiary) could not participate together with an Affiliated Fund without obtaining and relying on the Order.[7] An "Origination Opportunity" is (a) an investment opportunity wherein the investing fund would underwrite and provide the initial funding for a loan to a Middle Market Issuer (as opposed to purchasing the loan from another party) and (b) any related opportunity to invest in equity, options, warrants, conversion rights or other equity-related instruments as part of the same transaction. A "Follow-On Investment" is any investment in an issuer in which the Company and one or more Affiliated Funds have completed a Co-Investment Transaction (defined below) and in which the Company remains invested at the time the investment opportunity arises.

5. Applicants state that, pursuant to written policies and procedures that each of the Advisers has adopted, the Company has the right to determine its level of participation in an

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[6] "Affiliated Fund" means any Existing Affiliated Fund or any entity (a) whose investment adviser is an Adviser, (b) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act, and (c) will have investment objectives and strategies similar to those of the Company or an Existing Affiliated Fund. The term "Adviser" means TSL Advisers and the Existing Advisers to Affiliated Funds, and any future investment adviser that controls, is controlled by or under common control with TSL Advisers and is registered under the Advisers Act.

[7] All existing entities that currently intend to rely upon the requested Order have been named as applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the application.

Origination Opportunity or an opportunity for Follow-On Investment before the Advisers allocate

any portion of such opportunity to another client. According to Applicants, this means that the

Company may choose to participate to the full extent of an Origination Opportunity or opportunity

for Follow-On Investment, with the Affiliated Funds receiving no allocation of that opportunity, or

may choose a lower amount of participation, with the remainder of the opportunity only then being

offered to the Affiliated Funds. This arrangement is referred to in the application as the Company's

"Allocation Preference."[8] Applicants state that the Company disclosed the Allocation Preference to

investors in its private placement memorandum and registration statement on Form N-2, and

represent that the Allocation Preference will not be changed.

6.   Applicants represent that each Adviser has adopted procedures to ensure that each

Origination Opportunity identified by any Adviser and each Follow-On investment is first offered to

the Company. Applicants state that the first step once an investment opportunity is identified by

any Adviser is for the Legal Department to be advised of the opportunity and assess whether the

investment opportunity is within the Company's Allocation Preference.[9] Applicants assert that the

determinations and referral process is an objective and mechanical process with no discretion

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[8]   A Follow-On Investment may not itself fall within the definition of an Origination Opportunity;
        however, applicants intend to treat any additional investments in an issuer in the same manner as the
        Origination Opportunity giving rise to the Follow-On Investment. Applicants believe that once the
        Company has an investment in an issuer pursuant to an Origination Opportunity, it is fair and
        appropriate for any additional investments in such issuer under the Co-Investment Program to be
        subject to the Company's Allocation Preference.

[9]   The term "Legal Department" refers to the supervised persons (as defined by the Advisers Act) of
        the Advisers who provide legal services and advice to the Advisers. Applicants state that, as a group
        of entities under common control, the Advisers all share the services of the Legal Department. As
        such, the Legal Department acts on behalf of the Advisers, and actions taken, or not taken, and
        determinations made by the Legal Department for purposes of complying with the terms and
        conditions of this application will be attributed to each of the Advisers.

involved.[10] The Company will not be obligated to invest, or co-invest, when Origination Opportunities or Follow-On Investments are referred to it.

7. Once the Legal Department has determined that an opportunity is an Origination Opportunity or potential Follow-On Investment, TSL Advisers will make an independent determination of the appropriateness of the investment for the Company, as required under condition 1. If TSL Advisers deems the Company's participation in such investment to be appropriate, it will then determine an appropriate size of the Company's investment. In selecting investments for the Company, TSL Advisers will consider only the Objectives and Strategies, investment policies, investment positions, capital available for investment, and other pertinent factors applicable to the Company. Although the Company has an Allocation Preference over all Origination Opportunities and Follow-On Investments, the Affiliated Funds have investment strategies that could result in particular Origination Opportunities being attractive and appropriate for one or more of them as well as for the Company. Under the Co-Investment Program, if the amount of the investment opportunity were to exceed the amount TSL Advisers determined was appropriate for the Company to invest, then the excess amount would be offered to one or more Affiliated Funds as a Potential Co-Investment Transaction. When determining if an Affiliated Fund should participate in a Potential Co-Investment Transaction offered to it, the applicable Adviser will review the Potential Co-Investment Transaction for each Affiliated Fund that it advises based only upon the investment objectives, investment policies, investment position, capital available for investment, and other pertinent factors applicable to that particular investing entity.

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[10] Applicants represent that, as part of the Advisers' written policies and procedures, the Legal Department's determination with regard to each investment opportunity will be documented in TSL Adviser's allocation log.

8.   Other than pro rata dispositions as provided in condition 6, and after making the determinations required in conditions 1 and 2(a), TSL Advisers will present each Potential Co-Investment Transaction and the proposed allocation to the directors of the Board eligible to vote under section 57(o) of the Act ("Eligible Directors"), and the "required majority," as defined in section 57(o) of the Act ("Required Majority"), will approve each Co-Investment Transaction prior to any investment by the Company.

9.   With respect to the pro rata dispositions provided in condition 6, the Company may participate in a pro rata disposition without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of the Company and the participating Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition, as the case may be; and (ii) the Board has approved the Company's participation in pro rata dispositions as being in the best interests of the Company. If the Board does not so approve, any such dispositions will be submitted to the Company's Eligible Directors. The Board may at any time rescind, suspend or qualify its approval of pro rata dispositions with the result that all dispositions must be submitted to the Eligible Directors.

10.   Applicants state that the Company may, from time to time, form one or more Wholly-Owned Investment Subsidiaries.[11] Such a subsidiary would be prohibited from investing in a Co-Investment Transaction with an Affiliated Fund because it would be a company controlled by the Company for purposes of section 57(a)(4) and rule 17d-1. Applicants request that each Wholly-Owned Investment Subsidiary be permitted to participate in Co-Investment Transactions in

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[11]   The term "Wholly-Owned Investment Subsidiary" means an entity (a) whose sole business purpose is to hold one or more investments on behalf of the Company; (b) that is wholly-owned by the Company (with the Company at all times holding, beneficially and of record, 100% of the voting and economic interests); (c) with respect to which the Company's Board has the sole authority to make all determinations with respect to participation under the conditions of the application; (d) that does not pay a separate advisory fee, including any performance-based fee, to any person; and (e) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act.

lieu of the Company and that the Wholly-Owned Investment Subsidiary's participation in any such transaction be treated, for purposes of the requested order, as though the Company were participating directly. Applicants represent that this treatment is justified because a Wholly-Owned Investment Subsidiary would have no purpose other than serving as a holding vehicle for the Company's investments and, therefore, no conflicts of interest could arise between the Company and the Wholly-Owned Investment Subsidiary. The Company's Board would make all relevant determinations under the conditions with regard to a Wholly-Owned Investment Subsidiary's participation in a Co-Investment Transaction, and the Company's Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Subsidiary in the Company's place. If the Company proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subsidiaries, the Board will also be informed of, and take into consideration, the relative participation of the Company and the Wholly-Owned Investment Subsidiary.

Applicants' Legal Analysis:

1.   Section 57(a)(4) of the Act prohibits certain affiliated persons of a BDC from participating in joint transactions with the BDC (or a company controlled by such BDC) in contravention of rules as prescribed by the Commission. Under section 57(b)(2) of the Act, any person who is directly or indirectly controlling, controlled by, or under common control with a BDC is subject to section 57(a)(4). Section 57(i) of the Act provides that, until the Commission prescribes rules under section 57(a)(4), the Commission's rules under section 17(d) of the Act applicable to registered closed-end investment companies will be deemed to apply to transactions subject to section 57(a)(4). Because the Commission has not adopted any rules under section 57(a)(4), rule 17d-1 applies to joint transactions with the Company because it is a BDC.

2.   Rule 17d-1 under the Act prohibits affiliated persons of a registered investment company from participating in joint transactions with the company unless the Commission has granted an order permitting such transactions. In passing upon applications under rule 17d-1, the Commission considers whether the company's participation in the joint transaction is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

3.   Co-Investment Transactions would be prohibited by section 57(a)(4) and rule 17d-1 without a prior exemptive order of the Commission to the extent that the Affiliated Funds fall within the category of persons described by section 57(b) vis-à-vis the Company. Applicants state that Company's ability to complete Co-Investment Transactions in portfolio companies will increase favorable investment opportunities for the Company.

4.   Applicants believe that Co-Investment Transactions would necessarily be fair to the Company because they would only occur if TSL Advisers determined that the investment opportunity exceeded the Company's desired investment in the opportunity.   Applicants believe that the proposed terms and conditions will ensure that the terms on which Co-Investment Transactions may be made are consistent with the participation of the Company being on a basis that is neither different from nor less advantageous than other participants, thus protecting the shareholders of the Company from being disadvantaged, and are consistent with the purposes intended by the policies and provisions of the Act.

Applicants' Conditions:

Applicants agree that the Order granting the requested relief will be subject to the following conditions:

1.	The Company will receive an Allocation Preference with respect to all Origination Opportunities and potential Follow-On Investments. The Advisers will ensure that TSL Advisers and the Company are notified of all Origination Opportunities. Each time TSL Advisers considers a Potential Co-Investment for the Company, it will make an independent determination of the appropriateness of the investment for the Company in light of the Company's then-current circumstances.

2.	(a)	If TSL Advisers deems the Company's participation in any Potential Co-Investment Transaction to be appropriate for the Company, it will then determine an appropriate level of investment for the Company.

(b)	The Company has the right to participate in the Potential Co-Investment Transaction to the full extent TSL Advisers deems appropriate, and the participating Affiliated Funds will be allocated the remaining excess amount.

(c)	After making the determinations required in conditions 1 and 2(a) above, TSL Advisers will distribute written information concerning the Potential Co-Investment Transaction, including the amounts proposed to be invested by the Affiliated Funds, to the Eligible Directors for their consideration. The Company will co-invest with one or more Affiliated Funds only if, prior to the Company's and any Affiliated Fund's participation in the Co-Investment Transaction, a Required Majority concludes that:

(i)	the terms of the transaction, including the consideration to be paid, are reasonable and fair and do not involve overreaching in respect of the Company or its shareholders on the part of any person concerned;

(ii)	the transaction is consistent with:

(A)	the interests of the shareholders of the Company; and

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(B)   the Company's then-current Objectives and Strategies;

(iii)   the investment by the Affiliated Fund(s) would not disadvantage the Company, and participation by the Company is not on a basis different from or less advantageous than that of an Affiliated Fund; provided that, if an Affiliated Fund, but not the Company, gains the right to nominate a director for election to a portfolio company's board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event will not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if:

(A)   the Eligible Directors will have the right to ratify the selection of such director or board observer, if any;

(B)   the applicable Adviser agrees to, and does, provide periodic reports to the Company's Board with respect to the actions of the director or the information received by the board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C) any fees or other compensation that the Affiliated Fund or any affiliated person of an Affiliated Fund receives in connection with the right of the Affiliated Fund to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the Affiliated Fund (which may, in turn, share its portion with its affiliated persons) and the Company in accordance with the amount of each party's investment; and

(iv)   the proposed investment by the Company will not benefit any Adviser, Affiliated

Fund or any affiliated person thereof (other than the participating Affiliated Funds), except (A) to

the extent permitted by condition 12, (B) to the extent permitted by section 17(e) or 57(k) of the

Act, as applicable, (C) in the case of fees or other compensation described in condition 2(c)(iii)(C),

or (D) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-

Investment Transaction.

3.   The Company has the right to decline to participate in any Potential Co-Investment

Transaction or to invest less than the amount proposed.

4.   Except for Follow-On Investments made in accordance with condition 7, the

Company will not invest in reliance on the Order in any issuer in which any Affiliated Fund or any

affiliated person of an Affiliated Fund is an existing investor.

5.   The Company will not participate in any Potential Co-Investment Transaction unless

the terms, conditions, price, class of securities to be purchased, settlement date, and registration

rights will be the same for the Company as for the participating Affiliated Funds. The grant to an

Affiliated Fund, but not the Company, of the right to nominate a director for election to a portfolio

company's board of directors, the right to have an observer on the board of directors or similar

rights to participate in the governance or management of the portfolio company will not be

interpreted so as to violate this condition 5, if conditions 2(c)(iii)(A), (B) and (C) are met.

6.   (a)   If any of the Affiliated Funds elects to sell, exchange or otherwise dispose of

an interest in a security that was acquired by the Company and such Affiliated Fund in a Co-

Investment Transaction, then:

(i)   the relevant Adviser will notify the Company of the proposed

disposition at the earliest practical time; and

(ii)   TSL Advisers will formulate a recommendation as to participation by the Company in the disposition.

(b)   The Company will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Affiliated Fund(s).

(c)   The Company may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of the Company and each participating Affiliated Fund in such disposition is proportionate to its outstanding investment in the issuer immediately preceding the disposition; (ii) the Board has approved as being in the best interests of the Company the ability to participate in such dispositions on a pro rata basis (as described in greater detail in the application); and (iii) the Board is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, TSL Advisers will provide its written recommendation as to the Company's participation to the Eligible Directors, and the Company will participate in such disposition solely to the extent that a Required Majority determines that it is in the Company's best interests.

(d)   The Company and each participating Affiliated Fund will bear its own expenses in connection with any such disposition.

7.   (a)   If any Affiliated Fund desires to make a Follow-On Investment then:

(i)   the relevant Adviser will notify the Company of the proposed transaction at the earliest practical time; and

(ii)   TSL Advisers will formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by the Company.

(b)   The Company has the right to participate in the Follow-On Investment to the full extent TSL Advisers deems appropriate, and the participating Affiliated Funds will be allocated the remaining excess amount.

(c)   TSL Advisers will provide its written recommendation as to the Company's participation to the Eligible Directors, and the Company will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Company's best interest.

(d)   The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in the application.

8.   The Independent Directors will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by an Affiliated Fund that the Company participated in and investments made by an Affiliated Fund that the Company considered but declined to co-invest in, so that the Independent Directors may determine whether all investments made during the preceding quarter, including those investments that the Company considered but declined to participate in, comply with the conditions of the Order. In addition, the Independent Directors will consider at least annually the continued appropriateness for the Company of participating in new and existing Co-Investment Transactions.

9.   The Company will maintain the records required by section 57(f)(3) of the Act as if each of the investments permitted under these conditions were approved by the Required Majority under section 57(f).

10. No Independent Director will also be a director, general partner, managing member or principal, or otherwise an "affiliated person" (as defined in the Act) of any of the Affiliated Funds.

11. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act) will, to the extent not payable by the Advisers to Affiliated Funds under their respective investment advisory agreements with the Affiliated Funds, be shared by the Company and the Affiliated Funds in proportion to the relative amounts of the securities to be acquired, held or disposed of, as the case may be.

12. Any transaction fee (including any break-up fees or commitment fees but excluding broker's fees contemplated section 17(e) or 57(k) of the Act, as applicable), received in connection with a Co-Investment Transaction will be distributed to the Company and the Affiliated Funds on a pro rata basis based on the amount they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by such investment adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Company and the Affiliated Funds based on the amount they invest in such Co-Investment Transaction. None of the Affiliated Funds, Advisers, nor any affiliated person of the Company will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Company and the Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in condition

2(c)(iii)(C); and (b) in the case of the Advisers, investment advisory fees paid in accordance with

the Company's and the Affiliated Funds' respective investment advisory agreements).

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary